Quanex Corporation 1900 West Loop South Suite 1500 Houston, Texas 77027 713 961-4600 713 629-0113 FAX
August 21, 2006
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. John Cash

Re:	Quanex Corporation Form 10-K for the fiscal year ended October 31, 2005 Filed December 21, 2005 File # 1-5725
Dear Mr. Cash:
On behalf of Quanex Corporation (the “Company”), this letter is in response to your communication dated August 7, 2006, setting forth additional comments of the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the year ended October 31, 2005.
For the sake of convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.
Form 10-K for the Year Ended October 31, 2005
Note 1 — Critical Accounting Estimates — Long-Lived Assets, page 39
1.	We read your response to prior comment five and your proposed disclosures. We continue to believe that your proposed disclosures do not convey your compliance with SFAS 142 and SFAS 144. Please revise your proposed disclosures to address the following:
•	The third sentence of your proposed impairment policy related to property, plant and equipment and intangibles implies that you calculate “fair values” based on undiscounted cash flows and the fourth sentence implies that you compare “fair values” to carrying values. Please revise your proposed disclosures to convey, if accurate, that you use the two-step process prescribed by SFAS 144 that requires you to compare carrying values to undiscounted cash flows and, if an impairment exists to record the amount of the impairment based on the difference between the carrying value and the fair value. Your proposed policy should also indicate how you determine fair value, which we assume is based on discounted cash flows.

Securities and Exchange Commission
August 21, 2006

•	The fifth sentence of your proposed impairment policy related to goodwill implies that you may not perform the allocation process outlined in paragraph 21 of SFAS 142. Please revise your proposed policy to convey, if accurate, that you comply with paragraph 21 of SFAS 142.
If your historical policies are not consistent with these methodologies, please better explain them to us and help us understand how they comply with SFAS 144 and SFAS 142.
Response: The Company’s response is presented separately for (a) property, plant and equipment and intangibles and (b) goodwill.
(a) Property, Plant and Equipment and Intangibles
The Company’s policy is consistent with the methodology discussed above. Pursuant to paragraph 7 of SFAS 144, the Company’s policy is to recognize an impairment loss only if the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The Company determines that the carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result form the use and eventual disposition of the asset. The Company measures the impairment loss as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company determines fair value based on quoted market prices in active markets, if available, or on discounted cash flows pursuant to paragraphs 22 through 24 of SFAS 144.
The Company acknowledges the Staff’s comment and will provide the revised disclosure in future annual filings. A sample disclosure is as follows:
     The Company makes judgments and estimates in conjunction with the carrying value of property, plant and equipment, other intangibles, and other assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable. The Company determines that the carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded in the period in which such review is performed. The Company measures the impairment loss as the amount by which the carrying amount of the long-lived asset exceeds its fair value as determined by quoted market prices in active markets or by discounted cash flows. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company’s products and future market conditions. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.
(b) Goodwill
The Company’s policy is consistent with the methodology discussed above. The Company performs the allocation process outlined in paragraph 21 of SFAS 142.
The Company acknowledges the Staff’s comment and will provide the revised disclosure in future annual filings. A sample disclosure is as follows:

Securities and Exchange Commission
August 21, 2006

     The purchase method of accounting for business combinations requires the Company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. The Company performs a goodwill impairment test annually as of August 31. In addition, goodwill would be tested more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. The Company tests for impairment of its goodwill using a two-step approach as prescribed in SFAS 142. The first step of the Company’s goodwill impairment test compares the fair value of each reporting unit with its carrying value including assigned goodwill. The second step of the Company’s goodwill impairment test is required only in situations where the carrying value of the reporting unit exceeds its fair value as determined in the first step. In such instances, the Company compares the implied fair value of goodwill to its carrying value. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recorded to the extent that the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill. The Company primarily uses the present value of future cash flows to determine fair value and validates the result against the market approach. Future cash flows are typically based upon appropriate future periods for the businesses and an estimated residual value. Management judgment is required in the estimation of future operating results and to determine the appropriate residual values. The residual values are determined by reference to an exchange transaction in an existing market for that asset. Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period.
Note 2 — Acquisitions, page 44
2.	We note your response to prior comment six. In future filings, please consider whether you believe purchase price allocations are a critical accounting policy and, to the extent applicable, address these accounting estimates and the impact of using different assumptions. In addition, please revise future filings to disclose your belief that recovering anything from the equity investment you obtained through your acquisition of Mikron is remote.

Response: We agree that purchase price allocations are a critical accounting policy and, to the extent applicable, we will address these accounting estimates and the impact of using different assumptions in future filings. In addition, in the 2006 Form 10-K, we will disclose our belief that recovering anything from the equity investment the Company obtained through the Mikron acquisition is remote.
Note 6 — Inventories, page 49
3.	We received your response to prior comment seven. We note that your MACSTEEL products are valued on both a LIFO and FIFO basis. Please provide us the following additional information:
•	The FIFO and LIFO inventory balances for these products for the years ended October 31, 2005 and 2004 as well as for the most recent interim balance sheet date;

•	Total product sales for the past three fiscal years as well as your most recent interim period;

Securities and Exchange Commission
August 21, 2006

•	An analysis of the impact on your operating results if you had used a consistent inventory valuation method and

•	How you determine which of these two facilities will supply a customer.
Response:
For clarification purposes note that there are three discrete facilities within MACSTEEL that the following response covers. Quanex built the mills in Jackson, Michigan (Jackson) and Fort Smith, Arkansas (Fort Smith). Jackson and Fort Smith commenced production in 1974 and 1985, respectively, while the mill in Monroe, Michigan (Monroe) was acquired on December 31, 2003. While all three mills produce similar products, the Jackson and Fort Smith facilities are continuous casting facilities whereas the Monroe facility uses a different two-step process. While all three facilities record inventories on a FIFO basis for internal management reporting purposes, the inventories of the Jackson and Fort Smith facilities are included in the consolidated LIFO pool.
Please find the Company’s response in similar bullet format for ease of tying to the original comments.
•	FIFO inventory values for all three facilities at 10/31/04, 10/31/05 and 7/31/06 were $100.8 million, $106.8 million and $116.3 million, respectively. For the periods presented, approximately 60% is included in the LIFO pool, whereas the remainder is reported on a FIFO basis in the consolidated Quanex Corporation financials. LIFO balances are not readily available as a result of the fact that the LIFO valuation is calculated only on a single consolidated pool basis. The Company has used a single consolidated pool for reporting purposes since the Company adopted LIFO in 1973.

•	The average annual sales for all three facilities for fiscal 2004, fiscal 2005 and annualized YTD fiscal 2006 were $935 million, of which approximately 62% represents sales from the facilities included in the LIFO pool.

•	The potential impact of including the Monroe inventory in the LIFO pool might be most easily understood by explaining the value of MACSTEEL and Monroe inventories compared to the FIFO values of the locations included in the consolidated LIFO pool. The Fort Smith and Jackson locations combined comprise approximately 60% of the consolidated LIFO pool. Adding Monroe to the consolidated LIFO pool would increase the pool’s value by approximately 35%. Fiscal 2004 incurred $20.4 million of expense and fiscal 2005 incurred $0.1 million of income related to changes in the LIFO reserve.

•	MACSTEEL management utilizes many criteria to determine which of the three steel mills produces and supplies each customer’s discrete order of steel, none of which are the financial impact resulting from the inventory valuation method. The criteria that factor into the decision making process include:
¡	Customer Specifications. All steel is produced to a specific customer’s chemistry and specifications; no steel is produced as generic inventory.

¡	Pre-Approval. Automotive customers require each mill to be pre-approved on each chemistry before the mill is qualified to produce the order; each MACSTEEL mill has unique approvals. Product quality, product specifications and product performance are considerations in the approval process.

Securities and Exchange Commission
August 21, 2006

¡	Production Efficiencies. Each of the three mills has specific size ranges which provide maximum production efficiencies; the mill with the best profile would be selected to fulfill the order if capacity is available. Additionally, the three facilities’ production schedules are developed based upon a desire to reduce changeovers and maximize productivity.

¡	Geographical Location. Geographical location of the customer influences which mill sources the order; we try to manufacture the order at the mill closest to the customer or delivery destination for the lowest freight costs.

¡	Capacity. Available capacity is crucial in the selection process; we consider which mill can produce the order by the due date requested.

¡	Value-Added Services. The order may require heat treating or other value-added services which may only be available at specific locations.

¡	Diameter. The finished rolled size of the steel bar may only be produced at one of the three mills; while there is some overlap in the middle, bar sizes less than 1 inch must be made at Monroe while any bar sizes over 3.5 inches must be made at Fort Smith.
The determination of which mill receives an order is multi-layered with many operational dynamics. Some decisions are as simple as which mill is approved to produce the order while other orders require multi levels of sorting with many resulting complexities. MACSTEEL strives to produce the best quality product, provide exceptional customer service and maximize productivity and efficiencies. These objectives drive the decision to determine which MACSTEEL mill manufactures the customer order.
Sourcing decisions are not predicated based on inventory cost flow assumptions, as operations management and those who are responsible for determining which facility will supply a customer only have access to inventory and cost information on a FIFO basis (the LIFO valuation for reporting purposes is calculated on a single consolidated pool at corporate).
Finally, the LIFO versus FIFO impact from sourcing decisions does not affect the Company’s annual incentives. The incentive program for MACSTEEL management (operational and financial) is based on the FIFO cost flow assumption used for internal reporting for all three mills; as a result, there is no cash incentive benefit (or detriment) to the management team from selling inventories ultimately included in the LIFO pool versus selling inventories that are not included in the LIFO pool. Furthermore, the annual incentive program for Quanex executives excludes any impact from LIFO reserve changes.
Note 21 — Quarterly Results of Operations, page 71
4.	We note your response to prior comment nine. Although, we encourage you to include operating income in your quarterly disclosures, we continue to believe that you are required to include gross profit or cost of sales. Since you are not in a specialized industry, please refer to question 3 of SAB Topic 6:G(1)(a).
Response: In response to the Staff’s comment and as permitted by Question 3 of Staff Accounting Bulletin Topic 6(G)(1), the Company proposes to add in the quarterly results section of future annual filings the disclosure of costs and expenses associated directly with or allocated to products sold or services rendered, or other appropriate data to enable users to compute gross profit to satisfy the requirements of Item 302(a)(1).

Securities and Exchange Commission
August 21, 2006

* * * *
Please advise me as soon as possible whether or not, in your judgment, we have responded satisfactorily. The Company respectfully proposes to incorporate additional disclosures into its 2006 Form 10-K filing, as applicable, pending satisfactory resolution of the Staff’s comments. Should you have any questions or require further clarification of the responses provided, please contact me at the following:
Quanex Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027
(713) 961-4600
Sincerely,

/s/ Thomas M. Walker
Thomas M. Walker
Senior Vice President -- Finance and Chief Financial Officer (Principal Financial Officer)

/s/ Brent L. Korb
Brent L. Korb
Vice President - Corporate Controller (Principal Accounting Officer)